PENNS WOODS BANCORP, INC.

August 25, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4561

Washington, D.C. 20549-4561

Re:	Penns Woods Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-17077

Dear Ms. Sweeney:

This letter sets forth the responses of Penns Woods Bancorp, Inc. (the “Company” or “we” or “our”) to your letter, dated August 9, 2005, regarding the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2004 (the ”Annual Report”).  Each of your comments is set forth below, followed by the related response.  The page references in our responses are to Amendment No. 2 on Form 10-K/A amending the Annual Report (“Amendment No. 2”) reflecting changes made to the Annual Report.  Amendment No. 2 is being filed today by electronic submission.

Form 10-K for the year ended December 31, 2004:

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

Comment 1

Please amend your Form 10-K to include a signed opinion from your independent auditor.  Refer to Rule 2-02(a) of Regulation S-K.

Response 1

Amendment No. 2 has been revised to include a signature on the opinion from our independent registered public accounting firm.  As indicated in Amendment No. 2, the signed audit opinion had been obtained at the time of filing the Annual Report, but the reference to the signature of the accounting firm was inadvertently omitted in the EDGAR filing.  Please see pages 1 and 2 of Amendment No.2.

Note 1 – Operations and Summary of Significant Accounting Policies, page 36

Comment 2

Please tell us and in future filings disclose the nature of the insurance products you offer through The M Group.  Tell us whether any of these products are offered as an integral part of your lending activities and if so, to what extent.

Response 2

The M Group product line is comprised primarily of annuities, life insurance, and mutual funds.  The revenues generated from life insurance sales are commission only as The M Group does not underwrite the policies.  Life insurance sales include permanent and term policies with the majority of the policies written being permanent.  Term life insurance policies are written for 10, 15, 20, and 30 year terms with the majority of the policies being written for 20 years.  None of these products are offered as an integral part of lending activities.  This information will be included in future filings.

Comment 3

Please tell us your policy for recognizing insurance commissions.  In light of the significance of insurance commissions to your results of operations, please disclose your related accounting policies in future filings.

Response 3

Commissions from the sale of annuities is recognized at the time notice is received from the broker/dealer or an insurance company that the transaction is final, which is also the time a commission check is received.  Until this notice is received, the completion of the sale is on hold as the broker/dealer or an insurance company may choose to not accept the application.

Life insurance commissions are recognized at varying points based on the payment option chosen by the consumer.  Commissions from monthly and annual payment plans are recognized at the start of each annual period for the life insurance, while quarterly and semi-annual premium payments are recognized quarterly and semi-annually when the earnings process is complete.  For example, semi-annual payments on the first of January and July would result in commission recognition on the first of January and July, while payments on the first of January, April, July, and October would result in commission recognition on those dates.  The potential for chargebacks only exists for those policies on a monthly payment plan due to the income being recognized at the beginning of the annual period versus at the time of each monthly payment.  No liability is maintained for chargebacks as any chargeback is removed from income at the time of the chargeback.  During the 2004 fiscal period chargebacks were approximately $2,000.

The above information will be included in future filings.

Per prior discussions, the request for the amount of commissions generated from customers on a monthly payment plan is virtually impossible to obtain as ING has stated that they cannot provide such a breakdown of commissions.

Comment 4

Please tell us how you considered the guidance of SAB Topic 13 and address the following for each significant type of insurance product:

•                  Explain the typical coverage period (i.e. monthly, annually, etc.);

•                  At what point of the transaction do you substantially complete or fulfill the contractual terms of the sales arrangement;

•                  When collection of the insurance commission is received (i.e. up-front, monthly, quarterly, etc.); and

•                  Whether any portion of the insurance commission refundable and if so, what the terms are.

Response 4

The Company feels the method of revenue recognition is appropriate based on the products and terms outlined in the previous responses.  In each case, revenue is recognized when notification that the application is accepted and the customer remits payment bring the sale to a close.  The only refundable portion of life insurance commission is on those policies on a monthly payment plan as noted above.  No reserve for such refunds is maintained due to the minimal amount incurred.

*              *              *

We believe that the foregoing responses and Amendment No. 2 are responsive to your comments.

Additionally, as requested in your letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments with respect to the Annual Report or any aspect of this response letter, please contact us.

Very truly yours,

/s/ Ronald A. Walko

Ronald A. Walko
President and Chief Executive Officer

cc:	Ms. Nancy Maloney
Mr. Thomas A. Donofrio
Mr. Brian L. Knepp
David W. Swartz, Esquire